UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                        Commission File Number   333-16867
                                               -------------


                           Outsourcing Solutions Inc.
                    ----------------------------------------
             (Exact name of registrant as specified in its charter)


                      390 South Woods Mill Road, Suite 350
                          Chesterfield, Missouri 63017
                                 (314) 576-0022
                    ----------------------------------------
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)


                             11% Senior Subordinated
                                 Notes due 2006
                    ----------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
                    ----------------------------------------
                 (Titles of all other classes of securities for
                       which a duty to file reports under
                        section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [ ]             Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii)  [ ]              Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(i)  [ ]             Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)  [ ]                       Rule 15d-6  [X]
          Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certification or notice date:
  1
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This  form is  being  filed by  Outsourcing  Solutions  Inc.  as  notice  of the suspension as of January 1, 2002 of its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Outsourcing Solutions Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 7, 2003                 BY: /s/ Eric R. Fencl
     ------------------                   -----------------------
                                          Eric R. Fencl
                                          Senior Vice President, General Counsel
                                          and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.